UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

     SUMMARY OF THE RESOLUTIONS TAKEN
AT THE 149TH BOARD OF DIRECTORS’ MEETING

CPFL Energia S.A. hereby informs its shareholders and the market in general that the following resolutions were taken by the 149TH Board of Directors’ Meeting, held on February 24, 2010:

I. Approval and Vote Recommendation: Financial statements and allocation of the net income of CPFL Energia and subsidiaries for the fiscal year ending on December 31, 2009;

Note: It is important to highlight that the dividends distribution for the second half of 2009 will be announced to the market on March 01, 2010, after the closing of BM&FBOVESPA, jointly with the announcement of 2009 results. On this date, the Company will announce: the total amount of dividends in reais, the price per share in reais and the date of the shareholding position. The payment date will be defined by the Company and announced to the market at an opportune time.

II. Approval and Vote Recommendation: Financing with BNDES of CPFL Paulista, CPFL Piratininga and RGE, with endorsement from CPFL Energia;

III. Approval and Vote Recommendation: Financing with BNDES for CPFL Brasil, with endorsement from CPFL Energia;

IV. Approval and Vote Recommendation: Signature of the 5th Addendum to RGE’s concession agreement to change the tariff readjustment date;

V. Approval and Vote Recommendation: Signature of the Addendums to the concession agreements of CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Jaguari, CPFL Leste Paulista and CPFL Mococa, to change the calculation proceedings of the annual tariff readjustments, with the purpose of neutralizing the sector charges;

VI. Approval: Update of Budget 2010 and 2010/2014 Multi-year Plan projections;

VII. Approval: Contracting of bank guarantee by CPFL Energia, in favor of the BNDES, related to Chapecoense Energia S.A. share of the Foz do Chapecó project to guarantee the 6th release of funds;

VIII. Other matters unrelated to CVM Instruction 358/2002, as amended.

São Paulo, February 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2010

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.